January 25, 2006
Filed under Rule 433
File Nos. 333-131237 and
333-131237-01
FINAL TERM SHEET

2,500,000 WITS
Wachovia Capital Trust III
5.80% Fixed-to-Floating Rate Normal Wachovia Income Trust Securities
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, as described in the prospectus, by
Wachovia Corporation

Issuer of WITS:	Wachovia Capital Trust III

Issuer of Preferred Stock Under Stock Purchase Contract Agreement and Junior Subordinated Notes and Guarantor of WITS:	Wachovia Corporation

Size:	2,500,000 Normal WITS, liquidation amount $1,000 per security and $2,500,000,000 in the aggregate. The 2,500,000 Normal WITS, together with the $1,000,000 of Trust Common Securities to be purchased by Wachovia, correspond to:
•	25,010 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract and $2,501,000,000 in the aggregate (obligating the Trust to purchase on the Stock Purchase Date 25,010 shares of Preferred Stock with an aggregate liquidation preference of $2,501,000,000), and

•	$2,501,000,000 initial principal amount of Junior Subordinated Notes.

Distributions on WITS:	Normal WITS: Payable on each Regular Distribution Date:
•	from February 1, 2006 through the later of March 15, 2011 and the Stock Purchase Date, accruing at a rate equal to 5.80% per annum for each Distribution Period ending prior to such date, and thereafter accruing at an annual rate equal to the greater of (i) Three-Month LIBOR for such Distribution Period plus 0.93% and (ii) 5.56975%; and

•	on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.

Stripped WITS: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:
•	at the rate of 0.60% per annum, accruing for each Stripped WITS from the Regular Distribution Date immediately preceding its issuance; and

•	on a cumulative basis.

Capital WITS: Payable on each Capital WITS Distribution Date prior to the Stock Purchase Date at the rate of 5.20% per annum, accruing for each Capital WITS from the Capital WITS Distribution Date immediately preceding its issuance.

Interest Rate on Junior Subordinated Notes to the Remarketing Settlement Date:	5.20% per annum, accruing from February 1, 2006.

Reset Caps on Remarketing of Junior Subordinated Notes:	The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the Junior Subordinated Notes may be redeemed at Wachovia’s option in the event of a successful Remarketing, plus 350 basis points, or 3.50% per annum, and the Floating Rate Reset Cap will be 301 basis points, or 3.01% per annum.

Contract Payment Rate:	0.60% per annum, accruing from February 1, 2006.

Dividend Rate on the Preferred Stock:	For any Dividend Period ending prior to March 15, 2011, 5.80% per annum.

For any Dividend Period ending after March 15, 2011, a rate per annum equal to the greater of (x) Three-Month LIBOR for the related Dividend Period plus 0.93% and (y) 5.56975%.

Interest Rate on Wachovia Bank, N.A. Deposit Pledged to Secure Stock Purchase Contracts Between Remarketing Settlement Date and Stock Purchase Date:	4.90% per annum.

Period During Which Wachovia May Not Sell or Offer to Sell Similar Securities:	Through the later of February 1, 2006 and completion of the distribution, but in any event not later than March 3, 2006.

Offering Price, Proceeds Before Expenses and Commissions to the Underwriters:	Initial Public Offering Price: $1,000 per Normal WITS, $2,500,000,000 in the aggregate.

Proceeds Before Expenses to Wachovia: $1,000 per Normal WITS, $2,500,000,000 in the aggregate.

Commissions to the Underwriters: $25 per Normal WITS, $62,500,000 in the aggregate.

Selected Dealer Allowance:	Not applicable.

Trade Date:	January 25, 2006.

Settlement Date:	February 1, 2006.

Wachovia’s Estimated Total Out-of-Pocket Expenses, Excluding Underwriting Commissions:	$1,000,000.

Expected Net Proceeds to Wachovia from the Offering, after Expenses and Underwriting Commissions:	$2,436,500,000.

Pro Forma Wachovia Capitalization as of September 30, 2005 as Adjusted to give Effect to the Offering ($ in millions):	Adjusted total-term debt — $48,347; adjusted total stockholders’ equity — $46,692; adjusted long-term debt and stockholders’ equity — $95,039.
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-326-5897.
Terms are used in this term sheet with the meanings assigned to them in the prospectus subject to completion, dated January 24, 2006, included in the registration statement referred to above.